FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, in connection with certain changes in the management of Banco de Chile.

Santiago, October 29, 2026

Mrs.

Catherine Tornel León

President

Financial Market Commission

Present

Ref.: Material information

Of our consideration:

Pursuant to Articles 9 and 10 of Law No. 18,045 on Securities Market, Chapter No. 18-10 of the Restated Regulations for Banks issued by the Financial Market Commission (“CMF”) and General Rule No. 30 of the CMF, I inform you as a material information that at Ordinary Board Meeting No. BCH 3,061, held on October 29 of this year, Mr. Eduardo Ebensperger Orrego submitted for consideration by the Board his resignation from his position as Chief Executive Officer of Banco de Chile, effective April 2, 2027.

At said meeting, the Board of Directors resolved to accept Mr. Ebensperger’s resignation, effective as of the date indicated above, and expressed its recognition and appreciation for his work and contribution to the Bank during his more than ten years serving as Chief Executive Officer. The Board also expressed its appreciation for the advance notice with which the resignation was communicated, which contributes to ensuring continuity in the Bank’s executive management.

Finally, at the same meeting, the Board of Directors resolved to appoint Mr. Hernán Arellano Salas as Chief Executive Officer of Banco de Chile, effective April 3, 2027.

Sincerely,

Eduardo Ebensperger Orrego

CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2026

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO

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